FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 16, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

March 16, 2022

Determination of redemption price

RBS Capital Trust II (the "Trust")

and

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) (the "Bank")

On February 15, 2022, the Trust and the Bank each gave notice of redemption to the holders of:

A.        the US$650,000,000 6.425% Non-cumulative Trust Preferred Securities issued by the Trust pursuant to the Amended and Restated Declaration of Trust dated as of December 10, 2003 of the Trust (the "Declaration of Trust") (ISIN Code: US74927PAA75) (the "TPS"); and

B.        the US$650,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2043 issued by the Bank pursuant to the Trust Deed dated December 10, 2003 (ISIN Code: XS0182424431) (the "Subordinated Notes").

In connection with the redemption of the TPS and the Subordinated Notes, the Trust and the Bank hereby announce that the redemption amount for purposes of  Section 8.03(a) of the Declaration of Trust (with respect to the TPS) and Condition 5(c) of the terms and conditions of the Subordinated Notes (with respect to the Subordinated Notes) is $1,415.13 per $1,000 aggregate principal amount for each of the TPS and Subordinated Notes outstanding. The redemption date for the TPS and Subordinated Notes is March 17, 2022.

For further information, please contact:

Scott Forrest
Head of Treasury Debt Capital Markets & Capital Strategy
Tel: +44 (0)7747 455969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

Legal Entity Identifier
2138005O9XJIJN4JPN90

Date:  March 16, 2022

Date: 16 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary